Exhibit 99.1

Ability Inc. Announces Receipt of Nasdaq Letter

TEL AVIV, ISRAEL, January 17, 2018 / PRNewswire / – Ability Inc. (NASDAQ: ABIL) (the “Company”), a leading provider of innovative tactical communications intelligence solutions, today announced that it received notification from the Listing Qualifications Department of The Nasdaq Stock Market (the “Staff”) that the Company is not in compliance with Nasdaq Listing Rule 5550(b)(1) due to the Company’s failure to maintain a minimum of $2,500,000 in shareholders’ equity (the “Minimum Shareholders’ Equity Requirement”) or any alternatives to such requirement.

Nasdaq’s notice has no immediate effect on the listing of the Company’s ordinary shares on The Nasdaq Capital Market. Nasdaq has provided the Company with 45 days, or until February 26, 2018, to submit to Nasdaq a plan to regain compliance with the Minimum Shareholders’ Equity Requirement. If Nasdaq accepts the Company’s plan, Nasdaq may grant an extension of up to 180 calendar days from the date of the notice, or until July 11, 2018, to evidence compliance with the Minimum Shareholders’ Equity Requirement.

The Company intends to evaluate its courses of action and to timely submit a plan to Nasdaq to regain compliance with the Nasdaq Minimum Shareholders’ Equity Requirement. However, there can be no assurance that the Company’s plan will be accepted or that if it is, the Company will be able to regain compliance.

About Ability Inc.

Ability Inc. is the sole owner of Ability Computer & Software Industries Ltd. (“Ability”) and Ability Security Systems Ltd.

Headquartered in Tel Aviv, Israel, Ability was founded in 1994. Ability provides advanced interception, geolocation and cyber intelligence tools used by security and intelligence agencies, military forces, law enforcement and homeland security agencies worldwide. Ability has sold to governments and government agencies in over 50 countries. Ability offers a broad range of lawful interception, decryption, cyber and geolocation solutions for cellular and satellite communication, including ULIN, or Ultimate Interceptor, which to our knowledge, is the first-to-market SaaS strategic interception system with voice and geolocation capabilities without geographic limitation. State-of-the-art technology underpins Ability’s scalable offerings, which can be tactical-and-portable, or strategic-and-fixed, depending on its customers’ needs. Additional information regarding Ability may be found at http://www.interceptors.com.

Caution Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Investor Relations Contacts:

MS-IR LLC

Miri Segal

Tel: 917-607-8654

msegal@ms-ir.com